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Sisters open booze-infused cupcake shop in Carytown

BY GREGORY J. GILLIGAN Richmond Times-Dispatch   Aug 2, 2019

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Sisters Shay and Mesha Cousins took an extended lunch break from their jobs at a local bank three years ago and locked themselves in a car.

They were brainstorming ideas for a business. Neither was happy working at the bank. They had that entrepreneurial spark.

Three hours later, the sisters came up with the idea to make and sell cupcakes infused with alcohol.

Tipsy Cupcakes RVA was born.

After three years of testing products, making them in their home and then commercial kitchens and selling them from a website and a flea market, the sisters opened a shop at 3423 W. Cary St. in Carytown in late June.

"It has been wonderful. It has been really awesome," Shay Cousins said about the shop being opened for more than a month.

Her younger sister chimed in: "We have people who have followed us for years. It is amazing to see where we have come from. They have followed our journey."

The shop sells 10 different flavors of booze-infused cupcakes such as Pineapple Paradise, Twisted Strawberry Shortcake, Peach Bellini, Spiked Cookies n Creme and 99 Apple Cinnamon (that was the first flavor cupcake they ever made using 99 Apples Schnapps liquor).

The cupcakes comes in regular and jumbo sizes. Five no-alcohol (they call those "virgin") cupcakes are available. The sisters plan to add a new flavor every month.

The ones with alcohol either are made with basic liquor or premium top-shelf alcohol like Hennessey cognac (for the Chocolate Hennessey Dream cupcakes) and Patron tequila (for the Patron Margarita cupcakes).

Some of the cupcakes contain less than 0.5% alcohol and can be consumed at the restaurant.

The sisters also make what they call a Tipsy Tipsy cupcake, which contains up to 5% alcohol. Those are available in regular size and jumbo size, but can't be eaten at the shop because of the state's alcohol laws.

The regular cupcakes cost $5.25 each while the premium ones sell for $6. The Tipsy Tipsy ones sell for $6.75.

State law changed in July 2018 to create a confectionery permit that allows cupcakes and other food products to have up to 5% alcohol by volume and to sell them directly to customers.

That change helped boost Tipsy Cupcakes business, the sisters said.

The shop competes with Lush Cupcakes LLC, which began making alcohol-infused cupcakes in Rachel and Matt Bolling's home in Mechanicsville a couple of years ago. Lush Cupcakes moved last summer to a storefront at 3001 W Clay St. in Scott's Addition.

Opening a location for Tipsy Cupcakes in Carytown was a dream for the sisters.

Shay Cousins left her job at the bank last November to work full time on the business. Her younger sister left the bank in early July.

At one point last year, they had considered space at Stony Point Fashion Park in South Richmond.

"Where we really wanted to go was Carytown. It is a much better opportunity," Shay Cousins said.

"Our goal has always been Carytown. When the Carytown option became available, we knew this was our dream location," Mesha Cousins said.

The shop also isn't your typical cupcake store, the sisters say. It sells quesadillas and beer and wine as well as other snacks.

"We wanted to do something different," Shay Cousins said. "We wanted to be a place where you can come in, relax, have a cupcake, have a quesadillas and a beer or whatever you prefer."

ggilligan@timesdispatch.com

(804) 649-6379

Greg Gilligan